SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2002



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**
(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS.

On October 22, 2002, Charter Communications, Inc. issued a press release announcing that David G. Barford, Executive Vice President and Chief Operating Officer, is on paid leave status. Carl Vogel, Charter's President and Chief Executive Officer, has assumed Mr. Barford's responsibilities on an interim basis.

ITEM 7. EXHIBITS.

99.1 Press release dated October 22, 2002. *

* filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
registrant

By: /s/ KENT D. KALKWARF
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial
Officer (Principal Financial Officer)

Dated: October 22, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated October 22, 2002.



PRESS RELEASE **EXHIBIT 99.1**

NEWS

FOR RELEASE: Tuesday, October 22, 2002

ST. LOUIS - Charter Communications, Inc. (Nasdaq: CHTR) today announced that David G. Barford, Executive Vice President and Chief Operating Officer, is on paid leave status. Carl Vogel, Charter's President and Chief Executive Officer, has assumed Mr. Barford's responsibilities on an interim basis.

About Charter
Charter Communications, Inc., A Wired World Company(tm), is among the nation's largest broadband communications companies, currently serving more than 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under Charter Digital Cable® and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks(tm) brand. Advertising sales and production services are sold under the Charter Media(tm) brand. More information about Charter can be found at www.charter.com <http://www.charter.com>.

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CONTACT:
David Andersen
314/543-2213
dandersen@chartercom.com